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Silver, Freedman, Taff & Tiernan LLP
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3299 K STREET, N.W., SUITE 100 WASHINGTON, D.C. 20007 (202) 295-4500 WWW.SFTTLAW.COM	TELECOPIER NUMBER (202) 337-5502 PHONE NUMBER (202) 295-4516 jerry@sfttlaw.com

August 1, 2016

Via Edgar

Nicholas P. Panos, Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         HealthWarehouse.com, Inc.
File No. 000-13117
PRER 14A filed August 1, 2016

Dear Mr. Panos:

As special counsel to HealthWarehouse.com, Inc. (the "Company"), please be advised that the Company is filing revised preliminary proxy materials in response to the comment letter received from you on July 28, 2016.  The responses to your comments are set forth below:

Notice of 2016 Annual Meeting of Stockholders

1.      We added Preliminary Copy as a header so that it appears at the top of each page of the document.

Broker Non-Votes, page 2

2.      We revised the disclosure regarding broker non-votes as requested.

Proposal Four – Election of Director by the Series B Preferred Stock, page 12

3.      The disclosure regarding Mr. Heimbrock's business experience has been expanded as requested.

Nicholas P. Panos, Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
August 1, 2016

Other Business, page 21

4.      The disclosure has been revised as requested.

General

5.      The requested written statement from the Company is attached to this letter.

Please note that we also made other updating changes to the proxy statement, including the beneficial ownership information as of the voting record date.  In addition, we deleted the disclosures regarding an outside proxy soliciting firm, as the Company currently does not plan on using an outside firm.  In the event the Company subsequently elects to use a proxy soliciting firm, the appropriate disclosures will be provided at that time.

If you have any questions or comments, please either give me a call at 202-295-4516 or my partner Ken Tabach at 202-295-4531.  Thank you.

Sincerely,

/s/  Gerald F. Heupel, Jr.
       Gerald F. Heupel, Jr.

Cc:      Jennifer Lopez, Attorney-Adviser
            Ken Tabach, Esq.

HEALTHWAREHOUSE.COM, INC.
7107 Industrial Road
Florence, Kentucky 41042

August 1, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         HealthWarehouse.com, Inc.
Preliminary Proxy Statement Filed on Schedule 14A
File No. 000-13117

Ladies and Gentlemen:

In connection with the response of HealthWarehouse.com, Inc. (the "Company") to the comments of the staff of the Securities on Exchange Commission (the "Commission") on the Company's Proxy Statement filed on Schedule 14A on July 22, 2016, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEALTHWAREHOUSE.COM, INC.

By:  /s/ Lalit Dhadphale
              Lalit Dhadphale
              President and Chief Executive Officer